UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Urban Reblok'd, Inc.
2. **Form:** Corporation
3. **Jurisdiction of Incorporation/Organization:** VA
4. **Date of organization:** May 11, 2023
5. **Physical address of issuer:** 2001 Centre Ave NW Roanoke VA 24017
6. **Website of issuer:** urbanreblokd.co
7. **Is there a co-issuer:** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.
20. **Type of security offered:** Convertible Promissory Note
21. **Target number of securities to be offered:** 400,000
22. **Price (or method for determining price):** The Notes are purchased at par — $1.00 of original principal amount for each $1.00 invested. There is no separate purchase price beyond the Note's stated principal amount.
23. **Target offering amount:** $400,000
24. **Oversubscriptions accepted:** [x] Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis [x]First-come, first-served basis ☐ Other - provide a description:
26. **Maximum offering amount:** $1,200,000
27. **Deadline to reach the target offering amount:** November 20th, 2026
28. **Current number of employees with issuer and co-issuer: 4**

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	24,947	7,884
Cash & Cash Equivalents:	234	759
Accounts Receivable:	0	0
Short-term Debt:	130,910	75,664
Long-term Debt:	0	0
Revenues/Sales:	6,644	5,197
Cost of Goods Sold:	5,770	813
Taxes Paid:	0	0
Net Income:	(54,862)	(67,780)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$400,000.00	$24,000.00	$376,000.00
Aggregate Maximum Offering Amount	$1,200,000.00	$72,000.00	$1,128,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

October 20, 2026

Form C

Up to $1,200,000

Urban Reblok'd Inc. (the "Company," "we," "us," or "our"), a Virginia Corporation, is offering up to $1,200,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $400,000, and the minimum investment amount per investor is $2,500

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/mtcw--urban-reblokd.

A prospective Investor from any participating jurisdiction must purchase the Securities through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Securities at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;

2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (ii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

URBAN REBLOK'D, INC.

By: ______________________

Name: Joseph Brozovsky

Title: President

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE NOTE AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.
The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	400,000
Maximum amount of securities being offered	1,200,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these Securities will be used by the Company for processing and manufacturing equipment, facility renovations, key hires, and intermediary fees. Further details found within in Use of Proceeds section.
Voting Rights	None prior to conversion

As part of this Regulation Crowdfunding Offering, Urban Reblok'd, Inc. (the "Company") intends to raise up to $1,200,000 (the "Maximum Offering Amount") through the issuance of Convertible Promissory Notes (the "Notes" or the "Securities"). The Target Offering Amount is $400,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions between the Target Amount and the Maximum Offering Amount.
The Securities are being offered in minimum investment increments of $2,500. Each Note will accrue simple interest at a rate of 8% per annum and will mature on November 20, 2029 (the "Maturity Date"), unless earlier converted or repaid in accordance with the terms of the Note. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.
Upon the occurrence of certain events, including (i) a Next Equity Financing (the Company's next sale of equity securities raising aggregate gross proceeds of at least $1,000,000), (ii) a Sale of the Company, or (iii) the Maturity Date, the Notes and all accrued and unpaid interest will automatically convert into Conversion Shares, without any election by the Holder, the Requisite Noteholders, or the Company. A Next Equity Financing conversion is priced at the lower of (a) 80% of the lowest price paid by investors in that financing (a 20% discount) or (b) the price implied by a $10,000,000 valuation cap, and converts into the same class of equity securities sold

in that financing. A Sale of the Company is treated as either a cash repayment or a conversion into Common Stock, whichever yields the greater value to the Holder, and a Maturity Date conversion is into Common Stock; both conversions are priced solely at the price implied by the $10,000,000 valuation cap, in each case as further described under "Terms" below and in the form of Note attached as an Exhibit hereto.

Proceeds from the Offering will be used primarily for processing and manufacturing equipment, facility renovations, and key hires to launch Phase 1 of the Company's first commercial-scale hub in the Roanoke, Virginia region. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Membership-Based and Investment-Size Bonus Shares

Eligible investors receive additional Conversion Shares on conversion of their Notes, based on membership status and/or investment size. These "Bonus Shares" are not separate securities. They are additional shares included in the Conversion Shares issued when the Note converts, for no additional consideration, rounded up to the nearest whole share.

Membership Bonus: 10% for active VentureSouth members, or 5% for active Vicinity Venture Club members. A member of both receives the higher percentage (10%), not both.

Investment Size Bonus: 5% for investments of $25,000 to less than $100,000; 10% for investments of $100,000 or more (single highest tier only).

Stacking: The Membership Bonus and Investment Size Bonus add together; there is no stacking within either one. The maximum combined bonus (the "Aggregate Bonus Percentage") is 20%.

Example: An active VentureSouth member investing $50,000 has a 20% Aggregate Bonus Percentage. A Note that would otherwise convert into 1,000 shares instead converts into 1,200 shares, for the same investment.

The Aggregate Bonus Percentage is fixed as of the investment date, is set forth on the Holder's signature page, and is not redetermined at conversion. Investors claiming a Membership Bonus must be active members in good standing as of the investment date, and the Company and Vicinity may rely on Vicinity's membership records and the investor's representations to determine eligibility. No Bonus Shares are issued if a Note is repaid in cash in a Sale of the Company.

Terms; No Additional Consideration.
Bonus Shares are issued as part of the same conversion, in the same class, and on the same terms as the Holder's other Conversion Shares, calculated by applying the Aggregate Bonus Percentage within the Note's conversion formula, not through a separate issuance. The cost of the Bonus Shares is borne entirely by the Company through dilution, and Vicinity receives no compensation calculated by reference to any Holder's Aggregate Bonus Percentage.

Terms

The Securities offered in this Offering are Convertible Promissory Notes (the "Notes"), issued by the Company to Investors on identical terms except for each Holder's Principal Amount, Aggregate Bonus Percentage, and Closing Date. The material terms of the Notes are summarized below and are qualifed in their entirety by the form of Note attached as an Exhibit hereto.

Principal and Interest. Each Note accrues simple interest at 8% per annum, calculated on a 365-day year for the actual number of days elapsed, on its outstanding Principal Amount from its Closing Date, the date the Holder's subscription funds are released from escrow to the Company. No interest accrues while a Holder's funds remain in escrow. Payments are applied first to accrued interest and then to principal.

Maturity Date. November 20, 2029, uniformly for all Notes issued in the Offering.

Unsecured, Subordinated Obligation. Each Note is a general unsecured obligation of the Company and is subordinated in right of payment to all current and future indebtedness for borrowed money (secured or unsecured) owed to banks, commercial finance lenders, or other institutions regularly engaged in lending ("Senior Debt"). While Senior Debt is outstanding, upon notice from a senior lender that a default has occurred under the Senior Debt, the Company will not make, and the Holder will not receive, any cash payment on the Notes until the default is cured or waived. This does not restrict conversion. As among the Notes, all Notes rank equally; if the Company must repay the Notes in cash and lacks sufficient funds to pay all of them in full, payment is made pro rata based on outstanding principal and accrued interest, without regard to any Holder's Aggregate Bonus Percentage.

Automatic Conversion. Unless earlier converted or repaid, the Notes automatically convert upon the earliest of the following, without any election by the Holder, the Requisite Noteholders, or the Company:

Next Equity Financing. Upon the closing of the Company's next sale of Equity Securities raising aggregate gross proceeds of at least $1,000,000 (excluding the principal amount of Notes converted), the Notes and accrued interest convert into the same Equity Securities sold in that financing, on the same terms. The Company will notify Holders of the terms at least five days before the closing.

Sale of the Company. If the Company is sold before the Notes convert or are repaid, each Note is treated in whichever way yields the greater value to the Holder: (a) a cash payment of the outstanding principal and accrued interest (with no Bonus Shares), or (b) conversion into Common Stock immediately before the sale, participating alongside the other holders of Common Stock. The Company's board of directors determines in good faith which alternative is greater, and that determination is binding absent manifest error.

Maturity. On the Maturity Date, each outstanding Note converts into Common Stock, regardless of whether any other class of stock is then outstanding. There is no cash repayment alternative at maturity.

Conversion Price. For a Next Equity Financing conversion, the Conversion Price is the lower of (a) a 20% discount to the lowest per-share price paid in that financing or (b) the price implied by dividing the $10,000,000 Valuation Cap by the Company's Fully Diluted Capitalization immediately before that financing closes. For a Sale of the Company or Maturity Date conversion, the Conversion Price is the price implied by the Valuation Cap divided by the Fully Diluted Capitalization immediately before the relevant event; the Discount does not apply. The number of Conversion Shares equals the outstanding principal and accrued interest divided by the Conversion Price, multiplied by 100% plus the Holder's Aggregate Bonus Percentage, rounded up to the nearest whole share.

Bonus Shares. Qualifying Holders receive additional Conversion Shares through an Aggregate Bonus Percentage of up to 20%, as described under "Membership-Based and Investment-Size Bonus Shares" above.

Prepayment. The Company may not prepay a Note without the written consent of that Note's own Holder, except in connection with a Sale of the Company. Consent of the Requisite Noteholders is not sufficient to authorize prepayment of any other Holder's Note.

Events of Default. An Event of Default occurs if (a) the Company fails to pay any amount due under a Note and does not cure within five days; (b) the Company files for bankruptcy, reorganization, or insolvency relief, or makes an assignment for the benefit of creditors; or (c) an involuntary petition against the Company is not dismissed within 60 days, or a receiver or similar official is appointed over material Company property. On an Event of Default under (a), the Requisite Noteholders may accelerate all outstanding principal and accrued interest by written notice; under (b) or (c), acceleration is automatic.

Transfer Restrictions. The Notes and any securities issued on their conversion may not be transferred for one year after issuance, except to the Company, to an accredited investor, as part of an SEC-registered offering, to certain family members or trusts, or in connection with the Holder's death or divorce, as permitted under Rule 501 of Regulation Crowdfunding. Transfers must be registered with the Company.

Special Purpose Vehicle. The Company may, in its sole discretion, cause the Conversion Shares to be issued to a special purpose vehicle or similar entity. In that case, the Holder receives an interest in the vehicle intended to be economically equivalent to the Conversion Shares and agrees to sign any documents reasonably required for that structure.

Financing Agreements. On a Next Equity Financing conversion, Holders must sign the agreements signed by the investors in that financing (such as purchase, registration rights, right of first refusal and co-sale, and voting agreements) as a condition to receiving their Conversion Shares.

Amendment. The Notes may be amended, and any provision waived, with the written consent of the Company and the Requisite Noteholders, binding all Holders, except that no amendment may change an individual Holder's Principal Amount, Interest Rate, Valuation

Cap, Discount, Maturity Date, or Aggregate Bonus Percentage without that Holder's consent.

Definitions

Aggregate Bonus Percentage means the sum of the Membership Bonus and Investment Size Bonus percentages for which a Holder qualifies as of its Closing Date, fixed as of that date and set forth on the Holder's signature page.

Closing Date means, for each Note, the date the Holder's subscription funds are released from escrow to the Company. The Note is deemed issued, interest begins to accrue, and bonus qualification is measured as of this date, not the date the Holder signs the Note.

Common Stock means the Company's common stock.

Conversion Price" means: (a) with respect to a conversion pursuant to Section 4.2, the lesser of (i) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing, and (ii) the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; (b) with respect to a conversion pursuant to Section 4.3, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the transaction giving rise to the Sale of the Company; and (c) with respect to a conversion pursuant to Section 4.4, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

Conversion Shares" means the number of shares issuable to the Holder upon conversion of this Note pursuant to Section 4.2, 4.3, or 4.4, equal to the product, rounded up to the nearest whole share, of (a) the quotient obtained by dividing (i) the outstanding Principal Amount and unpaid accrued interest under this Note as of the applicable date of determination by (ii) the applicable Conversion Price, multiplied by (b) the sum of (i) one hundred percent (100%) plus (ii) the Holder's Aggregate Bonus Percentage. For the avoidance of doubt, the Aggregate Bonus Percentage applies to, and

increases, the combined Principal Amount and accrued interest being converted, and applies uniformly regardless of which conversion event under Section 4.2, 4.3, or 4.4 gives rise to the conversion, and regardless of whether the Conversion Price in the given instance was determined by the Discount or the Valuation Cap. The class and series of shares comprising the Conversion Shares issuable upon a given conversion is as specified in Section 4.2, 4.3, or 4.4, as applicable.

Discount means twenty percent (20%).

Equity Securities means Common Stock and any securities convertible into, exchangeable for, or conferring the right to purchase Common Stock, excluding compensatory grants to directors, officers, employees, consultants, or advisers, convertible promissory notes (including the Notes), and SAFEs.

Fully Diluted Capitalization means the Company's issued and outstanding capital stock, assuming conversion or exercise of all outstanding convertible or exercisable securities (including vested and unvested options and warrants) and, for Next Equity Financing purposes only, all shares reserved under any equity incentive plan as expanded in that financing, but excluding the Notes, any other convertible promissory notes, any SAFEs, and any securities issuable on their conversion.

Next Equity Financing means the Company's next sale (or series of related sales) of Equity Securities for the principal purpose of raising capital with aggregate gross proceeds of at least $1,000,000, excluding the principal amount of Notes converted.

Requisite Noteholders means holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes.

Sale of the Company means a sale of all or substantially all of the Company's assets or an exclusive license of substantially all of its material intellectual property; a merger or

consolidation in which the Company's stockholders do not retain a majority of the voting securities of the surviving entity; or a transfer of stock resulting in a person or group owning more than 50% of the Company's voting securities. It excludes reincorporations, holding-company reorganizations, and bona fide financings.

Senior Debt means all current and future indebtedness for borrowed money, secured or unsecured, owed to banks, commercial finance lenders, or other institutions regularly engaged in lending.

Valuation Cap means $10,000,000.

Vicinity means Vicinity, LLC, the FINRA-registered funding portal (and/or its designated affiliates) acting as intermediary for the Offering.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because the Notes are governed by their own terms rather than by any general right to participate in Company decisions, the Company can take most corporate actions without Noteholder consent. The Note restricts amendments only for a narrow set of terms specific to an individual Holder's Note (Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, and Aggregate Bonus Percentage), and all other terms of the Notes may be amended or waived with the consent of the Company and the Requisite Noteholders, binding every Holder. Everything else, including the Company's governance, capital structure, financing, and business decisions, remains within the discretion of the Company's board of directors and stockholders, in which Noteholders hold no seat, vote, or

veto. Noteholders will have no ability to influence the policies or any other corporate matter of the Company, and may have voting or other rights after conversion only to the extent provided by the class of stock they receive, which cannot be guaranteed.

Without Noteholder approval, the Company may, among other things: (i) issue additional shares of Common Stock, Preferred Stock, or any new class or series of stock, including securities with rights, preferences, or privileges senior to the Conversion Shares; (ii) issue additional convertible notes, SAFEs, options, warrants, or other rights to acquire equity, including on terms more favorable than the Notes; (iii) incur additional indebtedness, including Senior Debt to which the Notes are subordinated, and grant liens on Company assets; (iv) amend its Articles of Incorporation or Bylaws, including to increase authorized shares or create new classes of stock; (v) adopt or expand an equity incentive plan and set officer and director compensation; (vi) repurchase or redeem securities from other holders; (vii) enter into transactions with related parties, including decisions regarding repayment of advances owed to stockholders and entities under common ownership; (viii) acquire or dispose of assets, enter into a merger, reorganization, or Sale of the Company, or dissolve; and (ix) determine whether, when, and on what terms to complete a Next Equity Financing. Several of these actions directly affect Noteholders: the timing and terms of a Next Equity Financing determine the price and class of the Conversion Shares, additional issuances and senior debt may dilute or subordinate Noteholders, and in a Sale of the Company the board determines in good faith whether the Notes are repaid in cash or converted into Common Stock.

This risk is heightened by the Company's ownership and governance structure. Joseph Brozovsky and John Brozovsky together hold all of the Company's outstanding voting equity and are its only directors and officers. Under the Company's Articles of Incorporation, stockholder action may be taken by written consent without a meeting, and amendments to the Articles, mergers, sales of substantially all assets, and dissolution require only a majority of the votes entitled to be cast, all of which the founders control. The Articles also limit director liability and require the Company to indemnify its directors and officers. As a result, the decisions described above may be made by the same two individuals without an independent board or minority stockholder check, and Noteholders will have no ability to weigh in on, or object to, any of them before or after their Notes convert. Even after conversion, Noteholders are expected to hold a small minority stake. Investors should not invest unless they are comfortable entrusting these decisions to the Company's management and controlling stockholders.

Certain tax considerations

The U.S. federal, state, local, and non-U.S. tax treatment of an investment in the Notes, including the accrual of interest, the receipt of any Bonus Shares, and the conversion of the Notes into Conversion Shares, depends on each Investor's particular circumstances and involves a number of unsettled and fact-specific questions. The Company intends to treat the Notes as debt instruments for U.S. federal income tax purposes, but this is a good-faith determination only, is not binding on the IRS or any other taxing authority, and is not intended to be, and should not be construed as, legal or tax advice to any particular Investor.

This discussion is not a substitute for individualized tax advice. All prospective Investors are strongly urged to consult their own tax advisors, before investing, regarding the specific U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and converting or otherwise disposing of the Notes based on their own particular circumstances

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Joseph Brozovsky	81
John Brozovsky	19

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Joseph Brozovsky
Position: Director; President, Chief Executive Officer, and Co-Founder
Dates: May 11, 2023 to present
Full-time or Part-time: Full-time
Principal occupation and employment responsibilities during at least the last three (3) years:
Joseph Brozovsky co-founded Urban Reblok'd, Inc. (Roanoke, Virginia) and has served as its President and Chief Executive Officer since the Company was formed on May 11, 2023. He leads the Company's strategy, feedstock and customer relationships, municipal and economic development partnerships, product and equipment development, and capital raising. Since October 2022, Mr. Brozovsky has also led uCell2Us Recycling, LLC (Roanoke, Virginia), an entity under common ownership that conducted the founders' recycling collection and service business and served as an incubator for the Company. uCell2Us transferred certain equipment to the Company in 2025, and its recycling business transitioned to the Company around June 2026, after which uCell2Us ceased operations and was dissolved. He is a serial entrepreneur with prior experience in e-commerce, insurance, and waste management, and has spent more than five years developing solutions for low-value and hard-to-recycle plastics.

Name: John Brozovsky
Position: Director; Secretary, Treasurer, Chief Financial Officer and Co-Founder
Dates: May 11, 2023 to present
Full-time or Part-time: Full-time
Principal occupation and employment responsibilities during at least the last three (3) years:
John Brozovsky co-founded Urban Reblok'd, Inc. (Roanoke, Virginia) and has served as its Chief Financial Officer since May 11, 2023, overseeing the Company's accounting, financial reporting, and financial planning. He spent more than 30 years as a professor of accounting at Virginia Tech and California State University, has served as a consultant to the Financial Accounting Standards Board (FASB), and has received national recognition in accounting and business.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The Company’s officers are the same individuals listed above under “Directors,” with the same positions, dates, principal occupations, and education.

Advisor. In addition to its officers, the Company works with strategic advisor Barry Toser, who is not an officer or director of the Company and has no authority to bind it. Mr. Toser has helped scale companies from single-digit millions to more than $100 million in revenue and supported successful exits, and has served in CEO, CRO, and CMO roles, including a NYSE company turnaround, and as co-founder of an Inc. 5000 company. The Company also has a research relationship with the University of North Dakota and Dr. Surojit Gupta, a specialist in advanced materials and polymer composites and a Fellow of the American Ceramic Society, to support product testing and certification.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (no par value) and Preferred Stock (no par value)
Amount outstanding	10,000 shares of Common Stock (10,000 authorized) and 5,000 shares of Preferred Stock (5,000 authorized), all issued and outstanding as of December 31, 2025
Voting Rights	Common Stock: one vote per share. Preferred Stock: one vote for each share of Common Stock into which it could be converted.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The holders of Common Stock and Preferred Stock control all stockholder votes, including the election of directors. The Preferred Stock carries a non-cumulative dividend preference over the Common Stock. Equity issued on conversion of the Notes will be subject to the rights and preferences of the Preferred Stock and of any senior equity sold in a future financing, and the Company may issue additional shares that dilute Noteholders after conversion.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100% of the Company's outstanding equity before this Offering

The Company has the following debt outstanding:

Type of debt	Unsecured
Amount outstanding	$130,910
Interest rate	0.00%
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	Repayable as funds become available

In May 2026, the Company began using a business line of credit with Pinnacle Financial Partners, with approximately $6,605 outstanding as of September 5, 2026. In July 2026, the Company received $100,000 from a customer to acquire phone inventory for a customer project, which the Company expects to recycle on completion of the project. The Notes offered in this Offering are unsecured and may rank behind this line of credit and any future senior debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer, or entities controlled by or under common control with the Issuer, was party to the following transactions since the beginning of the Issuer's last fiscal year, or currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest (the Issuer has also included, for completeness, a related-party transaction below that threshold):

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Stockholders (Joseph Brozovsky and John Brozovsky) and entities under common ownership	Officers, directors, and 20%+ stockholders, and entities under their common ownership	Unsecured, non-interest-bearing advances to fund operations and early-stage development, with no stated maturity, repayable as funds become available	$130,910 outstanding as of December 31, 2025 ($75,664 as of December 31, 2024)
uCell2Us Recycling, LLC (predecessor entity, since dissolved)	Affiliate under common ownership with the Company's stockholders	Transfer of equipment to the Company in 2025, recorded as a contribution to additional paid-in capital	$16,679

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$24,000	6.00%	$72,000
Equipment	82.00%	$328,000	75.00%	$900,000
Renovations	12.00%	$48,000	15.00%	$180,000
Hiring	0.00%	$0	4.00%	$48,000
Total	**100.00%**	**$400,000**	**100.00%**	**$1,200,000**

Business Plan Description

Urban Reblok'd ("Urban" or the "Company") is a circular economy company based in the Roanoke, Virginia region. It accepts hard-to-recycle plastics and plans to convert them into recycled pellets and durable building products. Most recycling systems reject mixed, contaminated, and multi-resin plastics, so large volumes of material still end up in landfills. That leaves municipalities and businesses paying disposal costs that keep rising. Urban accepts all plastic types (#1 through #7), including mixed, contaminated, unsorted, and agricultural plastics. Generators pay Urban tipping fees to take this material, which turns a disposal cost into a paid intake stream for the Company.

The Company has two planned product pathways. The first is recycled LDPE and HDPE pellets, made mainly from agricultural film and similar single-resin streams, for manufacturers that use recycled resin. The second is building products made from mixed

plastic streams using a chemical-free process. The first of these is the "Reblok," a cinder-block-sized unit (about 15.5" x 7.75" x 8") that weighs roughly 22 pounds and uses about 22 pounds of plastic waste. Management estimates that making a Reblok produces about 83% less CO_2 than making a traditional cinder block. The Company plans to expand over time into beams, pavers, railroad ties, sheets, and lumber alternatives. Urban's process builds on formerly patented technology. The Company has a research relationship with the University of North Dakota and Dr. Surojit Gupta, a specialist in advanced materials and polymer composites, to support product testing and certification.

Urban plans to earn revenue from three sources. The first is tipping fees from municipalities, businesses, and other plastic generators. The second is sales of recycled pellets and building materials to manufacturing and construction buyers. The third is sales of plastic credits and offsets tied to verified landfill diversion. Because the Company is paid to accept its raw material instead of buying it, management believes the model can support stronger margins than conventional manufacturing. The Company's planned customers include construction and infrastructure buyers, home-improvement retailers, recycled-content manufacturers, and corporate buyers of plastic credits.

Urban currently runs a proof-of-concept operation in the Roanoke region. Until around June 2026, the founders conducted their recycling collection and service business primarily through uCell2Us Recycling, LLC, an affiliated entity under common ownership that functioned as an incubator for Urban while the Company was formed and its process and equipment were developed. As a result, most of that business's historical revenue was earned by uCell2Us and is not included in the Company's reviewed financial statements, which show revenue of $6,644 in 2025 and $5,197 in 2024 for Urban Reblok'd itself. Around June 2026, the recycling business transitioned from uCell2Us to the Company, and it now accounts for all of the Company's revenue. Management projects that the recycling business will generate approximately $500,000 of revenue for full-year 2026, combining revenue earned by uCell2Us before the transition and by the Company after it. This projection has not been reviewed or audited and may not be achieved. Across both entities, the business has served more than 100 customers without paid marketing. Its feedstock base includes a client supplying about 250 tons per month, and the Company has committed future supply agreements. It has working relationships with the Roanoke Regional Partnership, the City of Roanoke, the Roanoke Valley Resource Authority, and Roanoke City Solid Waste, along with commercial relationships including Trex, RDS, and Renu Environmental. Urban is also developing a prototype machine for producing building materials.

Urban plans to build its first commercial-scale hub in the Roanoke region, in a facility that may have rail access. The hub would have separate but connected lines for pelletizing agricultural film and for making building materials from mixed plastics. Management is

targeting site selection in early 2027, with small-scale production beginning at the site immediately. Management expects facility fit-out and equipment commissioning to be completed approximately six to eight months after the site is secured, with full-scale production targeted for the third or fourth quarter of 2027. The Company estimates the hub could employ 75 to 100 full-time workers in its first full year, growing to 150 to 200 as throughput increases. Proceeds from this offering are intended to fund Phase 1 activities: initial facility buildout, starter processing and manufacturing equipment, key hires, and engineering and quality validation. The Company expects the full flagship hub to cost about $6 million if the facility is leased or about $10 million if it is acquired. It intends to pursue senior debt, equipment financing, public incentives, and additional growth capital to complete the hub.

Joseph Brozovsky, President and Co-Founder, leads the Company. He is a serial entrepreneur with experience in e-commerce, insurance, and waste management, and he has spent more than five years developing solutions for low-value plastics. John Brozovsky, CFO and Co-Founder, spent more than 30 years as an accounting professor at Virginia Tech and Cal State. Strategic advisor Barry Toser has helped scale companies to more than $100 million in revenue and supported successful exits. If the first hub performs as expected, Urban plans to replicate the model at 10 to 15 additional hubs across the Mid-Atlantic, Southeast, and Midwest over years three through seven. It would target regions with concentrated hard-to-recycle plastic streams, supportive municipal partners, strong construction demand, and good freight logistics.

FINANCIAL INFORMATION

Operations

The financial information below is derived from the Company's financial statements for the fiscal years ended December 31, 2025 and 2024, reviewed by Mongio and Associates in a report dated September 18, 2026 (the "Reviewed Financials"). The Reviewed Financials include an emphasis-of-matter paragraph regarding the Company's ability to continue as a going concern (see "Offering Risk Factors," below).

The Company has revenues and costs of revenue for both periods presented. For the fiscal years ended December 31, 2025 and 2024, the Company generated revenues of $6,644 and $5,197, respectively, consisting of pickup fees ($1,938 and $1,688), recycling service fees ($4,114 and $2,471), and sales ($592 and $1,039). Cost of revenue was $5,770 and $813, respectively, resulting in gross profit of $874 (13.2% margin) in 2025 and $4,384 (84.4% margin) in 2024.

Operating expenses have consisted of General and Administrative ($62,484 in 2025; $70,845 in 2024), Advertising and Marketing ($3,119 in 2025; $1,044 in 2024), and Depreciation ($3,883 in 2025; $375 in 2024). Total operating expenses were $69,486 in 2025 and $72,264 in 2024, resulting in operating losses of $(68,612) and $(67,880), respectively. In 2025, the Company recognized $13,750 of grant income from a local economic development authority to reimburse a portion of the cost of certain recycling equipment, resulting in a net loss of $(54,862) in 2025, compared to a net loss of $(67,780) in 2024.

Historical performance of the Company reflects an early-stage, proof-of-concept operation: modest revenue from pickup and recycling service fees in the Roanoke region, with operating losses funded primarily by advances from stockholders and entities under common ownership. Historic performance is not representative of expected future performance, as the Company intends to use the proceeds of this Offering to fund Phase 1 of its first commercial-scale hub, including processing and manufacturing equipment, facility renovations, and key hires, and to shift its revenue mix from tipping and service fees toward sales of recycled pellets, building materials, and plastic credits, as described under "Business Plan Description," above.

The Reviewed Financials display balance sheet activity for the years ended December 31, 2025 and 2024, including cash and cash equivalents of $234 at the end of 2025 and $759 at the end of 2024; an other receivable from a related party of $136 (2025) and $0 (2024); machinery, equipment, and vehicles, net of accumulated depreciation, of $24,577 (2025) and $7,125 (2024); and total assets of $24,947 (2025) and $7,884 (2024). Total liabilities were $130,910 (2025) and $75,664 (2024), consisting entirely of unsecured, non-interest-bearing notes payable to related parties with no stated maturity. Total stockholders' equity was a deficit of $(105,963) as of December 31, 2025, compared to a deficit of $(67,780) as of December 31, 2024, reflecting cumulative losses partially offset by $16,679 of equipment contributed by uCell2Us Recycling, LLC, an entity under common ownership, in 2025.

The Reviewed Financials reflect only Urban Reblok'd, Inc. Through mid-2026, the founders' recycling collection and service business was conducted primarily through uCell2Us Recycling, LLC, an affiliated entity under common ownership that served as an incubator for the Company. Revenue earned by uCell2Us is not included in the Reviewed Financials and has not been reviewed or audited. Around June 2026, that business transitioned to the Company and now accounts for all of the Company's revenue. Management projects approximately $500,000 of revenue from the recycling business for full-year 2026, including revenue earned by uCell2Us before the transition. The Company's own 2026 financial statements are expected to include only revenue earned after the transition, so they will not be directly comparable to this combined projection or to the Company's 2024 and 2025

results. This projection is a forward-looking statement, and actual results may differ materially.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,200,000 and are estimated (subject to change) as follows:

Reg CF investment (this Offering): up to $1,200,000

In addition to this Offering, the Company has historically financed its operations through advances from stockholders and entities under common ownership, grant funding, and revenue, and in 2026 began using a business line of credit with Pinnacle Financial Partners. The Company estimates that the full flagship hub will cost approximately $6 million if the facility is leased or approximately $10 million if it is acquired, and intends to pursue senior debt, equipment financing, public incentives, and additional growth capital to complete it.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page at https://marketplace.vicinityventures.co/offers/mtcw--urban-reblokd.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage

company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company Is an Early-Stage Company with a Limited Operating History. The Company was formed in May 2023 and currently runs a small proof-of-concept recycling operation in the Roanoke region. It has not yet built or operated a commercial-scale processing or manufacturing facility, and its planned products are not yet in commercial production. The likelihood of the Company's success should be considered in light of the challenges, expenses, complications, and delays frequently encountered by companies in the early stages of development.

The Company Has a History of Losses and Its Accountant Has Raised Going Concern Doubt. The Company incurred net losses of $(54,862) in 2025 and $(67,780) in 2024, had cash of $234 and a stockholders' deficit of $(105,963) as of December 31, 2025, and has relied on advances from parties to fund operations. The Company's independent accountant included an emphasis-of-matter paragraph in its review report noting that these conditions raise substantial doubt about the Company's ability to continue as a going concern. There is no assurance the Company will raise sufficient capital or generate sufficient revenue to continue operating.

This Offering Will Not Fund the Full Hub. Management estimates that the full flagship hub will cost approximately $6 million if the facility is leased or approximately $10 million if it is acquired. Even if the Maximum Offering Amount is raised, the proceeds will fund only Phase 1 activities, and if only the Target Amount is raised, the Company will have substantially less capital for equipment, renovations, and hiring. The Company will need senior debt, equipment financing, public incentives, or additional equity to complete the hub, and none of that financing may be available on acceptable terms, or at all.

The Company's Technology and Products Are Not Proven at Commercial Scale. The Company's building-materials machine is still a prototype, and its process has not been operated at the throughput the business plan assumes. Its building products, including the Reblok, have not yet completed formal third-party testing, product specifications, or building-code approvals. If the process does not perform as expected, if products fail to meet performance, safety, or code requirements, or if certification takes longer or costs more than expected, the Company may be unable to sell its products or achieve its projected margins.

The Company Has Not Secured a Site for Its First Hub. The Company is still evaluating sites in the Roanoke region and has not entered into a lease or purchase agreement for its planned hub. Delays in securing a suitable facility, completing renovations, obtaining utility service or rail access, or commissioning equipment could delay the Company's timeline, which currently targets

site selection and the start of small-scale production in early 2027 and full-scale production in the third or fourth quarter of 2027, and could increase costs.

The Company May Require Permits and Is Subject to Environmental and Safety Regulation. Although management believes its current process does not require permits, a larger facility that stores and processes significant volumes of plastic waste may be subject to zoning, solid waste, air quality, stormwater, fire code, and workplace safety requirements. Plastic storage and processing facilities also carry a risk of fire. Changes in law, a failure to obtain required approvals, or an accident could result in delays, fines, remediation costs, or the suspension of operations.

The Company Depends on a Limited Number of Feedstock Sources and Partners. A significant share of the Company's planned feedstock is expected to come from a small number of sources, including a client supplying approximately 250 tons per month, and from relationships with municipal and regional partners. The loss of a major supplier or partner, a reduction in tipping fees, or a change in municipal waste policy could reduce the Company's revenue and the volume of material available for processing.

The Company's Growth Relies on Market Acceptance and Developing End Markets. There is no assurance that builders, contractors, retailers, or manufacturers will adopt the Company's recycled pellets and building products. Recycled resin prices often move with virgin resin and oil prices, which could make recycled pellets less competitive. The market for plastic credits and offsets is relatively new, lightly regulated, and may not develop as management expects, and buyers may require third-party verification the Company has not yet obtained.

The Company Is Subject to Significant Competition. The Company competes with traditional recyclers, waste haulers and landfills, virgin material producers, and companies that make recycled-plastic products, such as Trex, ByFusion, Miura Board, and Evertrak, many of which have greater resources, established brands, and existing customer relationships. The Company's success depends in part on its ability to distinguish its feedstock flexibility, product quality, and pricing.

The Company's Projections May Not Be Achieved. Management's projections for the first hub, including projected revenue, EBITDA margins, and employment, are based on assumptions about throughput, pricing, feedstock supply, and financing that may prove incorrect. The Company currently generates modest revenue, and actual results may differ materially from any projection.

The Company Depends on Its Founders and a Very Small Team. The Company has four employees and is heavily dependent on Joseph Brozovsky and John Brozovsky. The loss of either founder, or the Company's inability to recruit plant leadership, operators, quality, and sales personnel as it scales, could have a significant negative impact on the business.

The Company Is Controlled by Its Founders and Has Related-Party Obligations. The founders own all of the Company's outstanding equity and serve as its officers and directors. As of December 31, 2025, the Company owed $130,910 to stockholders and entities under common ownership under unsecured, non-interest-bearing advances that are repayable as funds become available. Decisions about repaying these advances, taking on additional debt, issuing securities,

or entering into other related-party transactions are made by the same individuals, which may create conflicts of interest.

The Company May Be Unable to Protect Its Intellectual Property. The Company's process builds on formerly patented technology that is now in the public domain, and the Company does not currently hold patents on its process or products. The Company relies on trade secrets and know-how, which may be difficult to protect. Competitors could develop similar processes, and the Company may not be able to detect or stop unauthorized use of its proprietary information.

The Company Is Exposed to Energy and Input Cost Volatility. Power, labor, freight, and equipment maintenance are expected to be significant costs of operating a hub. Increases in energy prices, wages, or transportation costs, or supply-chain delays for processing equipment, could increase costs and compress margins.

The Company May Rely on Grants and Public Incentives. The Company has received grant funding and intends to pursue public incentives to help finance its hub. These programs are discretionary and may change, and there is no assurance the Company will receive incentives in the amounts or on the timeline it expects.

The Company May Need Additional Capital. The Company may continue to generate operating losses as it builds its first hub and may need to raise additional capital beyond this Offering. Additional financing may not be available on acceptable terms, or at all, and future financings may be senior to, or dilutive of, the Notes.

The Company Is Unlikely to Make Distributions for the Foreseeable Future. As an early-stage company, the Company is not likely to distribute profits to its stockholders for the foreseeable future.

Risks Related to the Offering

An Investment in the Company Is a Speculative Investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a return on the Notes, or that investors will not lose their entire investment. Each prospective investor should carefully read this Form C and the Note, and should consult with his or her own legal, tax, and financial advisors prior to subscribing for Securities.

The Notes Are Unsecured, Subordinated, and May Not Be Repaid. The Notes are general unsecured obligations of the Company and are subordinated to all current and future borrowed-money debt owed to banks and other institutional lenders. Given the Company's stockholders' deficit, limited cash, and existing related-party advances and line of credit, there is no assurance the Company will have sufficient assets or cash flow to repay the Notes in cash. In a bankruptcy, insolvency, or dissolution, Noteholders would be paid only after secured and senior creditors are satisfied and could recover little or nothing.

The Value of Equity Received on Conversion Cannot Be Determined in Advance. Because the conversion price depends on the price of a future financing (if any) or the valuation cap, and the timing and terms of any such financing are unknown, investors cannot know in advance the number of shares or the value of the equity they will ultimately receive.

Investors Will Experience Dilution. Qualifying investors may receive Bonus Shares on conversion of up to an additional 20% of the shares otherwise issuable, which dilutes all other stockholders, including other Noteholders who do not qualify for the same bonus. The Company's existing Preferred Stock carries a dividend preference and as-converted voting rights, and future financings may carry terms senior to, or more favorable than, the Notes and the equity issued on conversion, further diluting or subordinating Noteholders.

The Company Has Broad Discretion Over the Use of Proceeds. While the Company intends to use the proceeds of this Offering as described under "Use of Proceeds," it retains broad discretion over the specific timing and allocation of funds, and investors will have no ability to direct or approve how the funds are spent.

Noteholders Will Have No Voting Rights. The Notes carry no voting rights before conversion. Even after conversion, Noteholders are expected to hold a small minority stake and will have no practical ability to influence the election of directors, further issuances, a sale of the Company, or other corporate decisions, which will remain in the founders' control.

Investors Will Not Have a Right to Withdraw Their Investment After Closing. Investors should not invest in the Notes unless they are able to hold them, or the equity received on conversion, for an indefinite period without the need for liquidity.

The Company's Management Is Entitled to Indemnification and Limited Liability. Article IX of the Company's Articles of Incorporation requires the Company to indemnify its directors and officers to the full extent permitted by the Virginia Stock Corporation Act, except for matters in which they are finally adjudged liable for willful misconduct or a knowing violation of criminal law, requires the Company to advance their expenses in a proceeding, and limits a director's monetary liability to the Company or its stockholders to the extent permitted by Virginia law. As a result, the Company and its investors may have a more limited right of action against the Company's directors and officers than they would have absent these provisions.

The Securities Will Have Limited Transferability. Investors must represent that they are acquiring the Notes for investment and not with a view to distribution or resale. Because the Notes have not been registered under the Securities Act or applicable state securities laws, they cannot be sold unless subsequently registered or an exemption is available, and they are subject to a one-year transfer restriction under Regulation Crowdfunding. There is no current market for the Notes, and none is expected to develop.

The Price and Terms of the Notes Are Arbitrary. The terms of the Notes, including the interest rate, discount, and valuation cap, were determined by the Company based on its capital needs and are not based on an independent valuation or on the Company's past earnings.

The Offering Is Not Registered with the SEC or Any State Securities Regulator. Neither the SEC nor any state securities authority has reviewed the merits or accuracy of this Form C, and prospective investors will not have the benefit of that review.

The Company Will Not Be Subject to SEC Reporting Requirements Beyond Regulation Crowdfunding. The Company is not, and does not expect to become, subject to the reporting requirements of the Securities Exchange Act of 1934 in the near term, and its financial statements are not required to be audited. The Company's ongoing disclosure obligations will be limited to the annual reports required by Regulation Crowdfunding.

Investors Depend on Third Parties to Administer the Offering. The Offering is conducted through Vicinity, LLC as intermediary and an escrow agent, each outside the Company's control. Any operational failure or adverse regulatory action involving either party could delay the Offering or disrupt the administration of investor funds or the Notes.

Your Investment May Sit in Escrow Before It Starts Earning Interest. Subscription funds are held in escrow until a closing occurs. Interest on a Note, and bonus eligibility, are measured from the date funds are released from escrow to the Company, not the date an investor signs or submits funds.

The Company Is Not Obligated to Repay the Notes in Cash. The Company may not prepay the Notes without each Holder's consent, and at the Maturity Date the Notes automatically convert into Common Stock with no cash repayment alternative. Investors should expect that the most likely outcome, if any, is conversion into equity rather than a cash return of principal and interest.

Cash Payments on the Notes May Be Blocked by Senior Debt. The Notes are subordinated to all current and future borrowed-money debt owed to banks and other institutional lenders. If the Company defaults on that senior debt, the Company may not make, and Noteholders may not receive, any cash payment on the Notes until the default is cured or waived.

Common Stock Received on Conversion May Rank Behind Preferred Stock. A conversion at the Maturity Date or on a Sale of the Company is into Common Stock, which ranks behind the Company's outstanding Preferred Stock as to dividends and may rank behind any preferred stock sold in a future financing.

The Board Decides How Notes Are Treated in a Sale of the Company. In a Sale of the Company, the Company's board of directors, which is controlled by the founders, determines in good faith whether Noteholders receive a cash repayment or Common Stock, and that determination is binding on Noteholders absent manifest error.

The Company May Hold Your Shares Through a Special Purpose Vehicle. The Company may, in its sole discretion, issue the shares received on conversion to a special purpose vehicle rather than directly to investors. In that case, investors will hold an interest in the vehicle that is intended to be economically equivalent to direct ownership but may carry different governance, voting, and liquidity terms, and investors will be required to sign additional documents.

A Majority of Noteholders Can Amend the Notes. Most terms of the Notes may be amended or waived with the consent of the Company and holders of a majority of the outstanding principal of the Notes, and any such amendment binds all Noteholders. An individual Holder's consent is required only to change that Holder's principal amount, interest rate, Valuation Cap, Discount, Maturity Date, or bonus percentage.

Exhibits

A) Urban Reblok'd Inc. Bylaws
B) Convertible Promissory Note
C) Financial Review
D) Urban Reblok'd Testing the Waters Page

BYLAWS
OF
Urban Reblok'd, INC.

ARTICLE I

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the registered office or the principal office of the Corporation or at such other place, within or without the Commonwealth of Virginia, as the board of directors may designate from time to time.

Section 2. Annual Meetings. The annual meeting of the shareholders shall be held on the second Tuesday of each May for the purpose of electing directors and transacting such other business as may properly come before the meeting. If such date is not a business day, the annual meeting shall be held on the next succeeding business day.

Section 3. Special Meetings. A special meeting of the shareholders shall be held on the call of the Chairman of the Board of Directors, the President or a majority of the board of directors or on the written demand, delivered to the Secretary, of at least twenty percent of all votes entitled to be cast on any issue proposed to be considered at the meeting. No business shall be transacted and no corporate action taken other than that stated in the notice of meeting.

Section 4. Notice. Written notice of the date, time and place of the meeting and, in the case of a special meeting (or if required by law, the articles of incorporation or these bylaws), the purpose or purposes for which the meeting is called shall be given to each shareholder entitled to vote at the meeting. Such notice shall be given either by personal delivery or by mail, by or at the direction of the officer or persons calling the meeting, not more than 60 days nor less than ten days before the date of the meeting (except that such notice shall be given to each shareholder, whether or not entitled to vote, not less than 25 days before a meeting called to act on an amendment to the articles of incorporation, a plan of merger or share exchange, a proposed sale, lease, exchange or other disposition of all, or substantially all, of the property of the Corporation other than in the usual and regular course of business, or the dissolution of the Corporation, which notice shall be accompanied by a copy of the proposed amendment, plan of merger or share exchange, agreement of sale or plan of dissolution, as the case may be). Notice to a shareholder shall be deemed given when mailed postage prepaid, correctly addressed, to the shareholder at his address as shown in the current record of shareholders of the Corporation.

A shareholder's attendance at a meeting waives objection to: (i) lack of notice or defective notice of the meeting, unless at the beginning of the meeting he objects to holding the meeting or transacting business at the meeting; and (ii) consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, unless he objects to considering the matter when it is presented.

Section 5. Waiver of Notice. Notice of any meeting may be waived before or after the date and time of the meeting in a writing signed by the shareholder entitled to notice and delivered to the Secretary for inclusion in the minutes of the meeting or filing with the corporate records.

Section 6. Action Without Meeting. Any action required or permitted by law to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote thereon and delivered to the Secretary for inclusion in the minutes or filing with the corporate records.

Section 7. Determination of Shareholders of Record. Only shareholders of record on the share transfer books of the Corporation shall be entitled to be treated by the Corporation as the holders of the shares standing in their respective names, and, except to the extent, if any, required by law, the Corporation shall not be obligated to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice hereof. The share transfer books may be closed by order of the board of directors for not more than 70 days for the purpose of determining shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof (or entitled to receive any distribution or in order to make a determination of shareholders for any other purpose). In lieu of closing such books, the board of directors may fix in advance as the record date for any such determination a date not more than 70 days before the date on which such meeting is to be held (or such distribution made or other action requiring such determination is to be taken). If the books are not thus closed or the record date is not thus fixed, the record date shall be the close of business on the day before the effective date of the notice to shareholders.

Section 8. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, shall act as chairman of and preside over meetings of the shareholders. If no such officer is present, the meeting shall elect a chairman. The Secretary, or in his absence the Assistant Secretary, shall act as the secretary of such meetings. If no such officer is present, the chairman shall appoint a secretary of the meeting.

Section 9. Proxies. A shareholder may appoint a proxy to vote or otherwise act for him by signing and dating an appointment form, either personally or by his attorney-in-fact. No appointment of proxy shall be valid after the expiration of 11 months from the date of its execution, unless otherwise provided therein. Every appointment of proxy shall be revocable by the shareholder executing it, unless the appointment form conspicuously states that it is irrevocable and that it is coupled with an interest in accordance with law.

Section 10. Procedure at Meetings. The procedure at meetings of the shareholders shall be determined by the chairman, and (subject to the provisions of Section 9 of this Article) the vote on all questions before any meeting shall be taken in such manner as the chairman prescribes. However, upon the demand of the holders in the aggregate of at least twenty percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting, such vote shall be by ballot.

Section 11. Quorum and Voting. At any meeting of the shareholders, each shareholder of a class entitled to vote on any matter coming before the meeting shall, as to such matter, have one vote, in person or by proxy, for each share of stock of such class standing in his name on the books of the Corporation on the date fixed as the record date for such meeting. A quorum at any meeting of shareholders shall be a majority of the votes entitled to be cast, represented in person or by proxy. If a quorum exists, action on a matter is approved by a majority of the votes cast within the voting group, unless a greater vote is required by law or the articles of incorporation (except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority).

Section 12. Adjournments. A majority of the votes entitled to be cast at any meeting, represented in person or by proxy, even though less than a quorum, may adjourn the meeting to a fixed time and place. If a meeting of the shareholders is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting shall be given as in the case of the original meeting. If a meeting is adjourned for less than 120 days, no notice of the date, time or place of the adjourned meeting or, in the case of a special meeting, the purpose or purposes for which the meeting is called, need be given other than by announcement at the meeting at which the adjournment is taken, prior to such adjournment. If a quorum shall be present at any adjourned meeting, any business may be transacted which might have been transacted if a quorum had been present at the meeting as originally called.

ARTICLE II

DIRECTORS

Section 1. General Powers. Except as expressly provided in the articles of incorporation or these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the board of directors.

Section 2. Number and Qualifications. The number of directors constituting the board of directors shall be between two (2) and five (5), or the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be residents of Virginia or shareholders of the Corporation. Directors shall be elected at each annual meeting of the shareholders and may be elected at any special meeting of the shareholders.

Section 3. Regular Meetings. Regular meetings of the board of directors may be held without notice at the registered office or principal office of the Corporation or at such other place, within or without the Commonwealth of Virginia, as the board of directors may designate from time to time. A regular meeting of the board of directors shall be held as soon as practicable after each annual meeting of the shareholders for the purpose of electing officers and transacting such other business as may properly come before the meeting.

Section 4. Special Meetings. Special meetings of the board of directors may be called at any time by the Chairman of the Board of Directors, the President or any of the directors.

Section 5. Notice. Notice of any special meeting of the Board of Directors must be given to each Director in person, by telephone, or by telex, telecopy, E-mail, or other written form of electronic communication, sent to his business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his business or home address, at least forty-eight (48) hours in advance of the meeting. The notice is considered delivered when hand delivered to the address, read to the Director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if telexed or telecopied, or when sent by E-mail or other electronic transmission. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice or any waiver of notice of such meeting.

A director's attendance at or participation in a meeting waives any required notice to him of the meeting unless he at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to the action taken at the meeting.

Section 6. Waiver of Notice. Notice of any meeting may be waived before or after the date and time of the meeting in a writing signed by the director entitled to notice and

delivered to the Secretary of the Corporation for inclusion in the minutes of the meeting or filing with the corporate records.

Section 7. Action Without Meeting. Any action required or permitted by law to be taken at a meeting of the board of directors may be taken without a meeting if the action is taken by all of the members of the board of directors. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken.

Section 8. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence the President, shall act as chairman of and preside over meetings of the board of directors. If no such officer is present, the meeting shall elect a chairman. The Secretary, or in his absence the Assistant Secretary, shall act as secretary of such meetings. If no such officer is present, the chairman shall appoint a secretary of the meeting.

Section 9. Procedure at Meetings. The procedure at meetings of the board of directors shall be determined by the chairman, and (subject to the provisions of Section 17 of this Article) the vote on all matters before any meeting shall be taken in such manner as the chairman may prescribe.

Section 10. Participation by Conference Telephone. The board of directors may permit any or all directors to participate in a meeting of the directors by, or conduct the meeting through the use of, conference telephone or any other means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by such means shall be deemed to be present in person at the meeting. When a meeting is so conducted, a written record shall be made of the action taken at such meeting.

Section 11. Quorum. A quorum at any meeting of the board of directors shall be a majority of the number of directors fixed or prescribed by these bylaws or, if no number is prescribed, the number of directors in office immediately before the meeting begins. The affirmative vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 12. Committees. The board of directors may create one or more committees and appoint two or more members of the board of directors to serve on them at the pleasure of the board of directors. Any such committee, to the extent specified by the board of directors, may exercise the authority that may be exercised by the board of directors except to the extent prohibited or restricted by law, the articles of incorporation or these bylaws.

The provisions of Sections 3 through 11 of this Article, which provide for, among other things, meetings, action without meetings, notice and waiver of notice, quorum and voting requirements of the board of directors, shall apply to committees and their members as well.

Section 13. Term of Office. Each director shall be elected to hold office until the next succeeding annual meeting of the shareholders or until his successor shall have been elected and qualified, or until there is a decrease in the number of directors, or such earlier time as he shall resign, die or be removed. No decrease in the number of directors by amendment to these bylaws shall shorten the term of any incumbent director.

Section 14. Resignation. A director may resign at any time by delivering written notice to the board of directors, the Chairman of the Board of Directors, the President or the Secretary. A resignation shall be effective when delivered, unless the notice specifies a later effective date.

Section 15. Removal. At a meeting of shareholders called and noticed expressly for that purpose any director may be removed, with or without cause, if the number of votes cast to remove him constitutes a majority of the votes entitled to be cast at an election of directors.

Section 16. Vacancies. Any vacancy in the board of directors (including any vacancy resulting from an increase in the number of directors) may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, unless sooner filled by the shareholders.

Section 17. Conflicts of Interest. No transaction with the Corporation in which a director has a direct or indirect personal interest shall be void or voidable solely because of the director's interest in the transaction if: (i) the material facts of the transaction and the director's interest are disclosed or known to the board of directors or a committee of the board of directors, and the transaction was authorized, approved or ratified by the affirmative vote of a majority of the directors on the board of directors, or on the committee, who have no direct or indirect personal interest in the transaction; provided, however, that a transaction shall not be authorized, approved or ratified by a single director; or (ii) the material facts of the transaction and the director's interest are disclosed to the shareholders entitled to vote, and the transaction is authorized, approved or ratified by the vote of a majority of the shares other than shares owned by or voted under the control of a director who has a direct or indirect interest in the transaction; or (iii) the transaction is fair to the Corporation.

ARTICLE III

OFFICERS

Section 1. Generally. The officers of the Corporation shall be a President, a Secretary and a Treasurer, each of whom shall be elected by the board of directors at a regular meeting of the directors held as soon as may be practicable after each annual meeting of the shareholders or, if a vacancy shall exist in any such office, at a special meeting of the directors held as soon as may be practicable after the resignation, death or removal of the officer theretofore holding the same. The board of directors may, from time to time, elect a Chairman of the Board of Directors and fill any vacancy that may exist in any such office as a result of the resignation, death or removal of the officer theretofore holding the same. In addition, the board of directors may also, from time to time, elect one or more Vice Presidents or other officers and assistant officers and fill any vacancy that may exist in any such office as a result of the resignation, death or removal of the officer theretofore holding the same. Any officer may hold more than one office and may, but need not, be a director. Each officer shall have the authority and perform the duties which pertain to the office held by him, or as set forth in these bylaws or, to the extent consistent with these bylaws, such duties as may be prescribed by the board of directors.

Section 2. Chairman of the Board of Directors. The Chairman of the Board of Directors shall act as chairman of and preside over meetings of the shareholders and directors and shall perform such duties as may be lawfully required of, or conferred upon, him by the board of directors.

Section 3. President. The President shall be the chief executive officer of the Corporation. The President shall have general supervision over, responsibility for and control of the other officers, agents and employees of the Corporation. The President shall, during the absence, disqualification or inability to act of the Chairman of the Board of Directors, exercise all the functions and perform all the duties of the Chairman of the Board of Directors and shall perform, to the extent consistent with these bylaws, such duties as may be conferred upon him by the board of directors.

Section 4. Vice Presidents. Each Vice President shall perform, to the extent consistent with these bylaws, such duties as may be prescribed by the board of directors or the President. In the event of and during the absence, disqualification or inability to act of the President, the Vice Presidents, in the order designated by the board of directors from time to time (and if no such designation is made, in the order of their appointment as Vice Presidents), shall have the authority and perform the duties of the President.

Section 5. Secretary. The Secretary shall have the responsibility for preparing and maintaining custody of minutes of meetings of the shareholders and directors in a book or books kept for that purpose and the responsibility for authenticating records of the Corporation. The Secretary shall maintain a record of shareholders of the Corporation, giving the names and addresses of all shareholders and the numbers, classes and series of

the shares held by each and, unless otherwise prescribed by the board of directors, shall maintain the share transfer books of the Corporation.

Section 6. Treasurer. The Treasurer shall be the chief financial officer of the Corporation. The Treasurer shall have the custody of all moneys and securities of the Corporation and shall deposit the same in the name and to the credit of the Corporation in such depositories as may be designated by the board of directors and, unless otherwise prescribed by the board of directors or the President, shall maintain the books of account and financial records.

Section 7. Delegation of Power. In the event of and during the absence, disqualification or inability to act of any officer other than the President, such other officers or employees as may be designated by the board of directors or by the President shall have the authority and perform the duties of such officer.

Section 8. Term of Office. Each officer shall be elected to hold office until the first regular meeting of the board of directors held after each annual meeting of the shareholders, or for such longer or shorter term as the board of directors may specify, and until his successor shall have been elected or such earlier time as he shall resign, die or be removed.

Section 9. Resignation. An officer may resign at any time by delivering written notice to the board of directors, the President or the Secretary. A resignation shall be effective when delivered unless the notice specifies a later effective date.

Section 10. Removal. Any officer may be removed, with or without cause, at any time by the board of directors.

Section 11. Execution of Instruments. Checks, drafts, notes and orders for the payment of money shall be signed by such officer or officers or such other individual or individuals as the board of directors may from time to time authorize, and any endorsement of such paper in the ordinary course of business shall be similarly made, except that any officer or assistant officer of the Corporation may endorse checks, drafts or notes for collection or deposit to the credits of the Corporation. The signature of any such officer or other individual may be a facsimile when authorized by the board of directors.

Section 12. Proxies. Unless otherwise prescribed by the board of directors, the Chairman of the Board of Directors or the President may from time to time himself, by such proxy or proxies, attorney or attorneys, agent or agents of the Corporation as he shall designate in the name and on behalf of the Corporation, cast the votes to which the Corporation may be entitled as a shareholder or otherwise in any other corporation, at meetings, or consent in writing to any action by any such other corporation; and he may

instruct the individual or individuals so appointed as to the manner of casting such votes or giving such consent, and execute or cause to be executed on behalf of the Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or desirable.

ARTICLE IV

SHARES

Section 1. Certificates. All shares issued by the Corporation shall, when fully paid, be represented by certificates in such form as may be required by law and approved by the board of directors. Share certificates shall, subject to the provisions of Section 2 of this Article, be signed by the Chairman of the Board of Directors, the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary or any other officer authorized by resolution of the board of directors. Each share certificate may, but need not, be sealed with the seal of the Corporation or a facsimile thereof.

Section 2. Signatures. The signatures of the officers upon a share certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. If any person who signed, either manually or by facsimile, a share certificate no longer holds office when such certificate is issued, the certificate is nevertheless valid.

Section 3. Duplicate Certificates. In case of the loss, mutilation or destruction of a share certificate, a duplicate may be issued upon such terms, and bearing such legend, if any, as the board of directors may lawfully prescribe.

Section 4. Transfer of Shares. A transfer of shares shall be made on the share transfer books of the Corporation only upon surrender of the certificates representing the shares transferred, endorsed or accompanied by a written assignment signed by the holder of record or by his duly authorized attorney-in-fact. The board of directors may from time to time make such reasonable regulations governing the transfer of shares as it may deem necessary or proper.

Section 5. Restrictions on Transfer. A transfer of shares shall be made only in accordance with any provisions of the articles of incorporation or these bylaws or an agreement among the shareholders or between the shareholders and the Corporation that impose restrictions on the transfer of shares.

ARTICLE V

SEAL

The Corporation may have a corporate seal which shall be a flat face circular die containing the name of the corporation, the year of its organization, and the state of the incorporation in such form as the board of directors shall from time to time adopt. Such seal may be used by causing it or a facsimile thereof to be impressed, affixed, or reproduced, but the presence or absence of such seal on any instrument shall not affect its character of validity or legal effect.

ARTICLE VI

FISCAL YEAR

The fiscal year of the Corporation shall end on December 31.

ARTICLE VII

AMENDMENTS

These bylaws may be amended or repealed by the board of directors except to the extent that: (i) this power is reserved exclusively to the shareholders by law or the articles of incorporation; or (ii) the shareholders in adopting or amending particular bylaws provide expressly that the board of directors may not amend or repeal the same. These bylaws may be amended or repealed by the shareholders even though the same also may be amended or repealed by the board of directors.

ADOPTED: May __, 2023

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THEY ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING (17 C.F.R. § 227.100 ET SEQ.) PROMULGATED THEREUNDER. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER REGULATION CROWDFUNDING, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

Urban Reblok'd, Inc.

Principal Amount: $__________________ Date Signed: ______________

FOR VALUE RECEIVED, Urban Reblok'd, Inc., a Virginia corporation (the "Company"), hereby promises to pay to the order of ______________________________ (the "Holder"), the principal sum identified above (the "Principal Amount"), together with interest thereon at the Interest Rate (as defined in Section 4.1), accruing from the Closing Date (as defined in Section 4.1) of this convertible promissory note (this "Note"). Unless earlier converted into Conversion Shares (as defined below) or repaid in accordance with this Note, the Principal Amount and all accrued and unpaid interest under this Note will automatically convert into Conversion Shares on the Maturity Date (as defined in Section 4.1) in accordance with Section 4.4.

This Note is one of a series of convertible promissory notes (collectively, the "Notes") issued by the Company to investors in connection with the Company's offering of the Notes conducted pursuant to Regulation Crowdfunding through Vicinity (the "Offering"), with identical terms and on the same form as set forth herein, except that the Holder, Principal Amount, Aggregate Bonus Percentage, and Closing Date may differ for each Note. The aggregate principal amount of Notes offered in the Offering will not exceed $1,200,000.

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1.

1. Payment

All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued and unpaid interest, with any remainder applied to the Principal Amount.

Prepayment of the Principal Amount, together with accrued interest, may not be made without the written consent of the Holder of this Note, except in connection with a Sale of the Company as set forth in Section 4.3. For the avoidance of doubt, the consent of the Requisite Noteholders, or of the holders of any other Notes, is not sufficient to authorize prepayment of this Note; this Note may be prepaid only with the written consent of its own Holder.

2. Escrow; Closing

The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account maintained in connection with the Offering. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the Offering (a "Closing"). The date of that release is the Closing Date (as defined in Section 4.1); no interest accrues, and no Bonus Category qualification under Section 4.5 is measured, prior to the Closing Date, including

during the period the Holder's funds are held in escrow. If no Closing occurs with respect to the Holder's subscription and the Offering (or the applicable closing thereof) is terminated, the Holder's subscription funds will be returned in accordance with the escrow agent's procedures and Regulation Crowdfunding.

3. Security; Priority

This Note is a general unsecured obligation of the Company.

This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not secured) owed to banks, commercial finance lenders, or other institutions regularly engaged in the business of lending money ("Senior Debt"). So long as any Senior Debt is outstanding, upon notice from the holders of Senior Debt that an event of default (or an event that with notice or the passage of time would constitute an event of default) has occurred under the Senior Debt, the Company will not make, and the Holder will not receive or retain, any cash payment under this Note until such default is cured or waived; provided that nothing in this Section 3 restricts the Holder from converting this Note into Conversion Shares.

As among the Notes, the Company's repayment obligations rank on parity (pari passu) with all other Notes issued in the Offering. If the Company becomes obligated to repay the Notes in cash and does not have sufficient funds to repay all outstanding Notes in full, payment will be made to the holders of the Notes on a pro rata basis according to outstanding principal and accrued interest, without preference among them (including without regard to any Holder's Aggregate Bonus Percentage, which affects only the number of Conversion Shares issuable upon conversion and does not affect priority or amount of any cash repayment).

4. Conversion

This Note will be convertible into Equity Securities pursuant to the following terms.

4.1 Definitions.

"Aggregate Bonus Percentage" means, with respect to a Holder, the sum of the Bonus Percentages for each Bonus Category set forth in Section 4.5 for which such Holder qualifies as of the Closing Date, determined and fixed as provided in Section 4.5, and set forth on such Holder's signature page.

"Bonus Category" means each of the two categories of bonus eligibility described in Section 4.5(b) (the Membership Bonus) and Section 4.5(c) (the Investment Size Bonus).

"Bonus Percentage" means, with respect to a given Bonus Category, the percentage set forth for that Bonus Category in Section 4.5.

"Closing Date" means, with respect to this Note, the date on which the Holder's Purchase Amount is released from escrow to the Company at a Closing of the Offering, as described in Section 2. This Note is deemed issued, and interest begins to accrue on the Principal Amount, as of the Closing Date; no interest accrues during the period the Holder's funds are held in escrow prior to the Closing Date. The Holder's qualification for the Membership Bonus and the Investment Size Bonus under Section 4.5 is likewise determined as of the Closing Date. The Closing Date may differ from the date the Holder executes this Note (the "Date Signed" set forth on the first page), which reflects only the date of execution and is not itself the date from which interest accrues or Bonus Category qualification is measured.

"Common Stock" means the Company's common stock.

“Conversion Price” means: (a) with respect to a conversion pursuant to Section 4.2, the lesser of (i) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing, and (ii) the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; (b) with respect to a conversion pursuant to Section 4.3, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the transaction giving rise to the Sale of the Company; and (c) with respect to a conversion pursuant to Section 4.4, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

“Conversion Shares” means the number of shares issuable to the Holder upon conversion of this Note pursuant to Section 4.2, 4.3, or 4.4, equal to the product, rounded down to the nearest whole share, of (a) the quotient obtained by dividing (i) the outstanding Principal Amount and unpaid accrued interest under this Note as of the applicable date of determination by (ii) the applicable Conversion Price, multiplied by (b) the sum of (i) one hundred percent (100%) plus (ii) the Holder's Aggregate Bonus Percentage. For the avoidance of doubt, the Aggregate Bonus Percentage applies to, and increases, the combined Principal Amount and accrued interest being converted, and applies uniformly regardless of which conversion event under Section 4.2, 4.3, or 4.4 gives rise to the conversion, and regardless of whether the Conversion Price in the given instance was determined by the Discount or the Valuation Cap. The class and series of shares comprising the Conversion Shares issuable upon a given conversion is as specified in Section 4.2, 4.3, or 4.4, as applicable.

“Discount” means twenty percent (20%).

“Equity Securities” means (i) Common Stock, (ii) any securities conferring the right to purchase Common Stock, or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration), Common Stock. Notwithstanding the foregoing, "Equity Securities" does not include: (A) any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs issued by the Company.

“Fully Diluted Capitalization” means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants, and (ii) solely for purposes of the Next Equity Financing conversion price calculation, the issuance of all shares reserved and available for future issuance under the Company's equity incentive plans as expanded in connection with the Next Equity Financing. "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

“Interest Rate” means eight percent (8%) per annum, simple interest, calculated on the basis of a 365-day year for the actual number of days elapsed, accruing on the outstanding Principal Amount from the Closing Date, as further described in the definition of "Closing Date" in this Section 4.1.

“Maturity Date” means [November 20, 2029], uniformly for all Notes issued in the Offering.

“Next Equity Financing” means the next sale (or series of related sales) by the Company of its Equity Securities following the Closing Date of this Note with the principal purpose of raising capital and

from which the Company receives aggregate gross proceeds of not less than $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes converted therein).

"Preferred Stock" means all series of the Company's preferred stock, whether now existing or hereafter created.

"Requisite Noteholders" means the holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes.

"SAFE" means any simple agreement for future equity (or other similar agreement) issued by the Company for bona fide financing purposes that may convert into the Company's capital stock in accordance with its terms.

"Sale of the Company" means: (a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior continue to hold a majority of the outstanding voting securities of the surviving or acquiring entity immediately following the transaction); or (c) the closing of the transfer, in a single transaction or series of related transactions, of the Company's capital stock such that a person or group becomes the beneficial owner of more than fifty percent (50%) of the Company's outstanding voting securities. A transaction undertaken solely to change the Company's state of incorporation or to create a holding company owned in substantially the same proportions as before the transaction will not constitute a Sale of the Company, nor will the issuance of new Equity Securities in a bona fide financing transaction.

"Securities Act" means the Securities Act of 1933, as amended.

"Valuation Cap" means $10,000,000.

"Vicinity" means Vicinity, LLC, a FINRA-registered funding portal, and/or its designated affiliates, in its capacity as the intermediary through which the Offering is conducted.

4.2 Next Equity Financing Conversion.

The Principal Amount and unpaid accrued interest on this Note will automatically convert into that number of Conversion Shares (inclusive of the Holder's Aggregate Bonus Percentage, if any, as set forth in Section 4.5) upon the closing of the Next Equity Financing. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities expected to be issued in such financing. The issuance of Conversion Shares upon conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing, except that the Bonus Shares component described in Section 4.5 is issued solely pursuant to this Note and not as part of the Next Equity Financing itself.

4.3 Sale of the Company Conversion.

In the event of a Sale of the Company prior to conversion of this Note pursuant to Section 4.2 or 4.4 or repayment of this Note, this Note will automatically be treated in whichever of the following manners yields the greater value to the Holder, without any election or other action required by the Holder: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount in cash equal to the sum of (i) all accrued and unpaid interest and (ii) the outstanding Principal Amount of this Note (the "Cash Amount"), with no Bonus Shares issued in connection with a cash payment under this clause (a); or (b) this Note will convert immediately prior to the closing of such Sale of the Company into that number of shares of Common Stock (as Conversion Shares, inclusive of the Holder's Aggregate Bonus Percentage) determined as of a date no more than five (5) days prior to such closing, with such Conversion Shares participating in the Sale of the Company on the same basis as other holders of Common Stock. The Company's board of directors will determine in good faith, immediately prior to the closing of the Sale of the Company, whether the Cash Amount under clause (a) or the value reasonably expected to be received on the Conversion Shares under clause (b) is greater, and this Note will be treated accordingly; such determination will be conclusive and binding on the Holder absent manifest error.

4.4 Maturity Conversion.

On the Maturity Date, this Note will automatically convert into that number of shares of Common Stock (as Conversion Shares, inclusive of the Holder's Aggregate Bonus Percentage) determined as of the Maturity Date, without any election or other action required by the Holder, the Requisite Noteholders, or the Company. The Conversion Shares issuable pursuant to this Section 4.4 are shares of Common Stock regardless of whether any other class or series of the Company's capital stock is then outstanding.

4.5 Bonus Percentage.

(a) General. In recognition of the Holder's status and/or investment size as of the Closing Date, the Holder may qualify for a Membership Bonus under Section 4.5(b), an Investment Size Bonus under Section 4.5(c), or both. The Bonus Percentage(s) for which the Holder qualifies are added together, as set forth in Section 4.5(d), to produce the Holder's Aggregate Bonus Percentage, which increases the number of Conversion Shares issuable to the Holder upon any conversion of this Note as set forth in the definition of "Conversion Shares" in Section 4.1. The Holder's Aggregate Bonus Percentage is fixed as of the Closing Date, is set forth on the Holder's signature page, and will not be redetermined at conversion or otherwise adjusted based on any subsequent change in the Holder's status.

(b) Membership Bonus. A Holder who, as of the Closing Date, is an active member of VentureSouth and/or the Vicinity Venture Club qualifies for a Membership Bonus equal to the greater of: (i) ten percent (10%), if the Holder is an active VentureSouth member; or (ii) five percent (5%), if the Holder is an active Vicinity Venture Club member. A Holder who qualifies under both clauses (i) and (ii) receives the higher of the two applicable percentages as its Membership Bonus (i.e., 10%), not the sum of both.

(c) Investment Size Bonus. A Holder whose Principal Amount is (i) at least $25,000 but less than $50,000 qualifies for an Investment Size Bonus of five percent (5%), or (ii) $50,000 or more qualifies for an Investment Size Bonus of ten percent (10%). The Investment Size Bonus is determined by the single highest tier reached (e.g., a Holder investing $50,000 receives a 10% Investment Size Bonus, not 5% plus 10%).

(d) Stacking. The Membership Bonus under Section 4.5(b) and the Investment Size Bonus under Section 4.5(c) are different category types and stack with one another (i.e., they are added together to produce the Aggregate Bonus Percentage). There is no stacking within a single category type: a Holder receives at most one Membership Bonus percentage (the higher of the VentureSouth or Vicinity Venture Club percentages, not both) and at most one Investment Size Bonus percentage (the single highest tier reached, not both tiers). Accordingly, the maximum possible Aggregate Bonus Percentage under this Note is twenty percent (20%) (10% Membership Bonus plus 10% Investment Size Bonus).

(e) Funding; No Vicinity Compensation. The economic cost of the Aggregate Bonus Percentage is borne solely by the Company through the issuance of additional Conversion Shares and constitutes dilution to the Company's capitalization. Vicinity acts solely as an intermediary in verifying Holder eligibility for the Membership Bonus and the Investment Size Bonus and administering the Offering, and does not receive any fee, commission, or other compensation calculated by reference to, or contingent upon, the Aggregate Bonus Percentage or the issuance of any additional Conversion Shares issued on account thereof.

(f) Verification. The Company and Vicinity may rely on Vicinity's membership and account records and/or the Holder's representations in the Holder's subscription materials to determine the Holder's qualification for the Membership Bonus and the Investment Size Bonus described in this Section 4.5, without further inquiry.

4.6 Mechanics of Conversion.

(a) Financing Agreements. The Holder acknowledges that conversion of this Note pursuant to Section 4.2 may require the Holder's execution of agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer, and voting rights, if any, relating to such securities (collectively, the "Financing Agreements"). The Holder agrees to execute all Financing Agreements in connection with a Next Equity Financing as a condition to receiving the Conversion Shares.

(b) Certificates. As promptly as practicable after conversion of this Note, the Company (at its expense) will issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares (if certificated) or, if uncertificated, a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). Conversion pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

(c) Fractional Shares. No fractional Conversion Shares will be issued upon conversion of this Note; the number of Conversion Shares is rounded down to the nearest whole share, as set forth in Section 4.1.

(d) Special Purpose Vehicle. The Company may, in its sole discretion, cause the Conversion Shares issuable upon conversion of the Notes to be issued to, or subsequently contributed to, a special purpose vehicle or similar aggregation entity formed by the Company (or its designee) for the purpose of administering the Notes' conversion and the resulting stockholder base. In such event, the Holder will receive an interest in such special purpose vehicle that is economically equivalent to the Conversion Shares the Holder would otherwise have received, in lieu of directly held Conversion Shares, and the Holder agrees to execute any additional documentation reasonably required to effect such structure.

5. Representations and Warranties of the Company

In connection with the transactions contemplated by this Note, the Company represents and warrants to the Holder as follows:

(a) Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company.

(b) Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action necessary for the authorization, execution, and delivery of this Note has been taken. Except as limited by bankruptcy, insolvency, reorganization, or similar laws affecting the enforcement of creditors' rights generally, the obligations of the Company under this Note are valid and enforceable in accordance with its terms.

6. Representations and Warranties of the Holder

In connection with the transactions contemplated by this Note, the Holder represents and warrants to the Company as follows:

(a) Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform its obligations hereunder.

(b) Purchase Entirely for Own Account. This Note, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "Securities") are being acquired for the Holder's own account, for investment, and not with a view to resale or distribution.

(c) Disclosure of Information; Non-Reliance. The Holder has received all information it considers necessary to make an informed investment decision, has had the opportunity to ask questions of the Company, and is not relying on the advice or recommendations of the Company or Vicinity in making its investment decision. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities.

(d) Investment Experience. The Holder is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment.

(e) Restricted Securities; No Public Market. The Holder understands that the Securities are "restricted securities" that have not been registered under the Securities Act or state securities laws and that no public market currently exists, or is assured to ever exist, for the Securities.

(f) Bonus Category Certification. If the Holder claims eligibility for the Membership Bonus described in Section 4.5(b), the Holder represents that the applicable VentureSouth and/or Vicinity Venture Club membership is active and in good standing as of the Closing Date.

7. Vicinity Terms and Conditions

The Holder acknowledges and agrees that its investment in this Note was made through the Company's Regulation Crowdfunding offering conducted via Vicinity, a FINRA-registered funding portal. As a pre-existing condition of opening and maintaining an investor account with Vicinity (and not as an obligation created by this Note), the Holder has agreed to Vicinity's standard transaction fee of one percent (1%), which is owed by the Holder to Vicinity and is deducted by Vicinity from any payment made by the Company to the Holder under this Note (including, without limitation, any payment of interest or repayment or prepayment of principal under Section 1, and any cash payment made to the Holder under Section 4.3(a)) in order to facilitate Vicinity's distribution of that payment to the Holder. For the avoidance of doubt: (a) this transaction fee is payable by the Holder to Vicinity, not by the Company to Vicinity, and is not compensation paid or owed by the Company; (b) the Company's payment obligations under this Note are calculated, and must be satisfied in full, without regard to, deduction for, or reduction on account of, this transaction fee; and (c) this transaction fee is separate from, and is not calculated by reference to, the Aggregate Bonus Percentage, as further confirmed in Section 4.5(e). Separately, as disclosed in the Company’s Form C, as compensation for its services as intermediary in the Offering, Vicinity (or its designated affiliates) will receive Notes in a principal amount equal to two percent (2%) of the aggregate principal amount of Notes sold to investors in the Offering, issued on the same terms as the Notes sold to investors [except that no Aggregate Bonus Percentage applies to such Notes]; such compensation is not calculated by reference to the Aggregate Bonus Percentage of any Holder.

8. Events of Default

If there is any Event of Default (as defined below), at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice is not required for an Event of Default under clause (b) or (c) below), this Note will accelerate and all Principal Amount and unpaid accrued interest will become immediately due and payable. Each of the following constitutes an "Event of Default":

(a) the Company fails to pay timely any amount due under this Note on the date such amount becomes due and payable, unless cured within five (5) days of the date such payment was due;

(b) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law, makes an assignment for the benefit of creditors, or takes corporate action in furtherance of any of the foregoing; or

(c) an involuntary petition is filed against the Company and is not dismissed or discharged within sixty (60) days, or a custodian, receiver, trustee, or similar official is appointed to take possession of any material property of the Company.

9. Miscellaneous

(a) Successors and Assigns. The terms of this Note inure to the benefit of, and are binding upon, the respective successors and assigns of the parties, provided that the Company may not assign its obligations under this Note without the Holder's or Requisite Noteholders' written consent.

(b) Choice of Law. This Note, and all matters arising out of or relating to it, is governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

(c) Counterparts. This Note may be executed in counterparts, including by electronic signature, each of which is deemed an original, and all of which together are deemed one and the same agreement.

(d) Notices. All notices will be in writing and deemed effectively given: (i) upon personal delivery; (ii) when sent by confirmed email; (iii) five (5) days after being sent by registered or certified mail, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier. Notices to the Company will be sent to the address set forth on the signature page.

(e) Entire Agreement; Amendments and Waivers. This Note constitutes the entire understanding between the parties with respect to its subject matter. Any term of this Note may be amended, and any provision waived, with the written consent of the Company and the Requisite Noteholders, and any such amendment or waiver will be binding on all holders of the Notes and their successors, provided that no amendment may change the Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, or a Holder's Aggregate Bonus Percentage with respect to any individual Holder without that Holder's consent.

(f) Severability. If any provision of this Note is held unenforceable, that provision will be excluded and the balance of the Note will be enforced as if such provision were so excluded.

(g) Transfer Restrictions. The Holder acknowledges that this Note and any Securities issuable upon its conversion have not been registered under the Securities Act or applicable state securities laws and are being offered pursuant to the exemption under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Pursuant to Rule 501 of Regulation Crowdfunding, the Holder agrees not to transfer this Note or any Securities issued upon its conversion during the one-year period beginning when the Note was issued, unless such Note or Securities are transferred: (i) to the Company; (ii) to an accredited investor (as defined in Rule 501 of Regulation D under the Securities Act); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstance. These are the only transfers permitted during the one-year restricted period under Rule 501 of Regulation Crowdfunding; there is no additional catch-all exemption available for transfers of this Note or the Securities during that period.

(h) Transfer of Notes. This Note may be transferred only upon surrender to the Company for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer satisfactory to the Company, subject at all times to Section 9(g). Interest and principal will be paid solely to the registered Holder, and such payment fully discharges the Company's obligations to that extent.

(i) Waiver of Jury Trial. EACH PARTY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS NOTE, THE SECURITIES, OR THE SUBJECT MATTER HEREOF.

(j) Limitation on Interest. In no event will interest charged, collected, or reserved under this Note exceed the maximum rate then permitted by applicable law; any excess will be credited as a payment of principal.

(k) Officers and Directors Not Liable. No officer or director of the Company will be personally liable for any amounts due and payable under this Note.

(l) Board Approval. The Company represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based on a reasonable belief that the principal provided is appropriate given the Company's financing objectives and financial situation, and that the Company intends to use the proceeds primarily for the operation of its business.

(m) Company Waiver. The Company waives demand, notice, presentment, protest, and notice of dishonor. No delay or omission by the Holder in exercising any right or remedy upon any breach or default will impair that right or remedy, nor be construed as a waiver of any breach or default or any acquiescence therein.

[Signature page follows]

SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE

IN WITNESS WHEREOF, the parties have executed this Note as of the Date Signed set forth on the first page.

THE HOLDER:

Signature: _______________________________

Account Name: _______________________________

Name: _______________________________

Title (if an entity) : _______________________________

Address: ____

Email: _______________________________

Date Signed: _________________________

SCHEDULE A – INVESTMENT AND BONUS DETERMINATION

Purchase Amount / Principal Amount: $___________________

(Please fill in the check boxes below based on your investment info and add the total bonus percentage in the field below. If you have any questions reach out to the Vicinity team (info@vicinitycapital.com) and they will fill out section before you sign.

Active VentureSouth Member - 10% Bonus(Y/N) Yes No

Active Vicinity Venture Club – 5% Bonus (Y/N): Yes. No

Investment Size Bonus

- Investment $25,000 - $99,999 (5% Bonus) Yes. No
- Investment at or above $100,000 (10$ Bonus) Yes. No

Aggregate Bonus Percentage (Membership Bonus plus Investment Size Bonus): ______%

THE COMPANY:

URBAN REBLOK"D, INC

By: _______________________________. Date _________________

Name: Joseph Brozovsky,

Title: President

Urban Reblok'D, Inc. (the "Company") a Virginia Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Urban Reblok'D, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Mongio and Associates
Miami, FL
September 18, 2026

Mongio and Associates

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	234	759
Other Receivable - Related Party	136	-
Total Current Assets	370	759
Non-current Assets		
Machinery and Equipment and Vehicles, net of Accumulated Depreciation	24,577	7,125
Total Non-Current Assets	24,577	7,125
TOTAL ASSETS	24,947	7,884
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Related Parties	130,910	75,664
Total Current Liabilities	130,910	75,664
TOTAL LIABILITIES	130,910	75,664
Commitments & Contingencies (Note 4)		
EQUITY		
Paid-in Capital	16,679	-
Accumulated Deficit	(122,642)	(67,780)
Total Equity	(105,963)	(67,780)
TOTAL LIABILITIES AND EQUITY	24,947	7,884

Statement of Operations

	Year Ended December 31, 2025	2024
Revenue	6,644	5,197
Cost of Revenue	5,770	813
Gross Profit	874	4,384
Operating Expenses		
Advertising and Marketing	3,119	1,044
General and Administrative	62,484	70,845
Depreciation	3,883	375
Total Operating Expenses	69,486	72,264
Operating Income (loss)	(68,612)	(67,880)
Other Income		
Miscellaneous Income	-	100
Grant Income	13,750	-
Total Other Income	13,750	100
Earnings Before Income Taxes	(54,862)	(67,780)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(54,862)	(67,780)

Statement of Cash Flows

	Year Ended December 31, 2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(54,862)	(67,780)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,883	375
Other Receivable - Related Party	(136)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,747	375
Net Cash provided by (used in) Operating Activities	(51,115)	(67,405)
INVESTING ACTIVITIES		
Equipment & Vehicle	(4,656)	(7,500)
Net Cash provided by (used by) Investing Activities	(4,656)	(7,500)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties, net	55,246	75,664
Net Cash provided by (used in) Financing Activities	55,246	75,664
Cash at the beginning of period	759	-
Net Cash increase (decrease) for period	(525)	759
Cash at end of period	234	759

Statement of Changes in Shareholder Equity

	Preferred Stock		Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	5,000	-	10,000	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(67,780)	(67,780)
Ending Balance 12/31/2024	5,000		10,000	-	-	(67,780)	(67,780)
Equipment Contributed by Stockholders	-	-	-	-	16,679	-	16,679
Net Income (Loss)	-	-	-	-	-	(54,862)	(54,862)
Ending Balance 12/31/2025	5,000		10,000	-	16,679	(122,642)	(105,963)

Urban Reblok'D, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Urban Reblok'd, Inc. ("the Company") was formed in Virginia on May 11, 2023. The Company operates a plastic waste recycling and manufacturing business focused on diverting plastic waste from landfills and converting it into commercially valuable materials. The Company earns and plans to earn revenue through plastic waste collection and tipping fees, plastic credits, recycled plastic pellets, and modular building materials manufactured from recycled plastic. The Company's headquarters is in Roanoke, Virginia. The Company's customers are and will be located in the United States.

Prior to the formation of the Company, certain operations were conducted through uCell2Us Recycling, LLC, an entity under common ownership formed on October 11, 2022. Following the formation of the Company, certain equipment was transferred from uCell2Us Recycling, LLC to the Company as a capital contribution. uCell2Us Recycling, LLC subsequently ceased operations and was dissolved. Management represented that no material operating activity occurred within the Company prior to January 1, 2024.

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital to support the development and expansion of its recycling and manufacturing operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from recycling services, including pickup and recycling service fees, as well as sales. The Company's performance obligations consist of providing the specified recycling services or delivering the related goods to the customer. For commercial customers, customers are generally invoiced after the recycling service has been performed, and revenue is recognized when the service is completed. Residential customers are generally invoiced prior to service, and revenue is recognized when the recycling service is performed. Sales revenue is recognized when the related goods are provided to the customer.

Revenue Type	**2025**	**2024**
Pickup Fees	1,938	1,688
Recycling Service Fees	4,114	2,471
Sales	592	1,039
Total Revenue	**6,644**	**5,197**

Grant Income

During 2025, the Company received a grant totaling $13,750 from a local economic development authority to reimburse a portion of the cost of certain recycling equipment. The grant was recognized as other income during 2025

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Machinery & Equipment	7	21,335	(2,383)	-	18,952
Vehicle	5	7,500	(1,875)	-	5,625
Grand Total	**-**	**28,835**	**(4,258)**	**-**	**24,577**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Virginia. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which

approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company's financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 updates the accounting for costs related to the development of internal-use software to reflect the evolution of software development from a sequential to an agile development method by removing references to project stages in the existing guidance and requiring capitalization of software costs when management has authorized and committed to funding a software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the guidance and its impact on the financial statements.

On September 29, 2025, the FASB issued an amendment of ASU No. 2025-07. *Derivatives and Hedging (Topic 815): Scope Refinements and Clarifications* ("ASU 2025-07"), to refine the scope of derivative guidance in ASC 815 and clarify the accounting for share-based payments from a customer in ASC 606. The amendments expand the scope exception in ASC paragraph 815-10-15-59 for non-exchange-traded contracts with underlying's based on specific operations or activities, such as changes in revenue/earnings, or going-public, or achieving product milestones/regulatory approvals, or the occurrence of specific operational events. This change excludes certain contracts previously accounted for as derivatives from the scope of Topic 815. The amendments in ASU No. 2025-07 are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual periods. Early adoption was permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

Newly Adopted Accounting Pronouncements

On December 14, 2023, the FASB issued Income Taxes (Topic 740) ("ASU 2023-09"). This ASU requires the use of consistent categories and greater disaggregation in tax rate reconciliations and income taxes paid disclosures. These amendments were effective for fiscal years beginning after December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2025 and 2024, stockholders and entities under common ownership provided funding to support the Company's operations and early-stage development. These advances are unsecured, non-interest bearing, have no stated maturity dates, and are repayable as funds become available. Amounts due to related entities and stockholders totaled $130,910 and $75,664 as of December 31, 2025 and 2024, respectively.

During 2025, the Company paid personal expenses of $136 on behalf of its majority stockholder. The amount is non-interest bearing and due on demand.

During 2025, uCell2Us Recycling, LLC, the Company's predecessor entity under common ownership, transferred equipment with a recorded value of $16,679 to the Company. The transfer was recorded as a contribution to additional paid-in capital.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

NOTE 6 – EQUITY

The Company is authorized to issue 10,000 shares of common stock at no stated par value. As of December 31, 2025 and 2024, 10,000 shares of common stock were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 5,000 shares of preferred stock at no stated par value. As of December 31, 2025 and 2024, 5,000 shares of preferred stock were issued and outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2025, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 18, 2026, the date these financial statements were available to be issued.

During 2026, the Company began development of a smaller-scale prototype of machinery it intends to manufacture, incurring approximately $3,212 of prototype costs through September 5, 2026.

In May 2026, the Company began utilizing a business line of credit with Pinnacle Financial Partners, with approximately $6,605 outstanding as of September 5, 2026.

In July 2026, the Company received $100,000 from a customer to acquire phone inventory related to a customer project. Upon completion of the project, the Company expects to recycle the phones.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Urban Reblok'd

Regulation Crowdfunding

Urban Reblok'd

Vicinity

01:45

Urban Reblok'd Convertible Note Round

Type: Convertible Note

Valuation Cap: $10M

Interest Rate: 8%

Discount Rate: 20%

INDICATE INTEREST

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Start Date October 20, 2026

End Date November 20, 2026

Why fund our local story

- **Differentiated early mover in a global recycled-plastics market projected to approach $200B:** Urban Reblok'd is the only company converting mixed, contaminated plastics — including e-waste and ag film — into premium building materials at scale. No permits, no chemicals, no emissions required to process feedstock that traditional recyclers reject outright.

- **Paid to take the raw material, then paid again to sell it:** the company earns tipping fees ($60/ton) the moment plastic arrives, earns high-margin plastic credits and offsets on top of that, and ultimately sells the pellets and finished building materials (blocks, beams, pavers, railroad ties) at premium margins — three revenue events per ton.

- **Real traction, not just a concept:** $400K+ in 2025 revenue, 100+ customers, a 250-ton-per-month feedstock client secured, and a research partnership with the University of North Dakota. Urban Reblok'd projects approximately $500K in 2026 revenue and is preparing its University of North Dakota prototype blocker system for pilot production.

- **A model built to replicate:** the raise funds Phase 1 of a single hub in Roanoke, VA. Management's model shows that hub targeting cash-flow self-sufficiency after Year 1, with each additional hub adding throughput and revenue without re-proving the concept.

- **Founder-led with operating and financial discipline:** The team combines a serial entrepreneur with more than five years focused on low-value plastics; a CFO with more than 30 years of accounting, financial-reporting, and advisory expertise; and an advisor who has helped scale companies from single-digit revenue to more than $100M.


WE CUT THE WASTE
OUT OF WASTE MANAGEMENT
We recycle all plastics.
Yes, even those.
We clean it up without
messing it up.
We grind it up into
high-demand products.

Overview

The Problem

Plastic waste and material constraints are converging. Traditional recycling infrastructure was built primarily for clean, sorted, higher-value materials—not the mixed, contaminated, and difficult-to-process plastics that make up a

growing portion of today's waste stream. These materials are often rejected or sent to landfill, leaving municipalities and businesses with disposal costs while potentially useful material is lost from the economy.

Climate and resource pressures add urgency. The United Nations Environment Programme (UNEP) warns that global temperatures are likely to exceed the Paris Agreement's 1.5°C benchmark – meaning 1.5°C above pre-industrial average temperatures – within the next few years, increasing risks to communities, infrastructure, and economies. Material recovery and circularity will not solve climate change alone, but they are practical ways to reduce waste and preserve resources. Meanwhile, U.S. sawmill capacity declined an estimated 6.0% year over year in early 2026, reinforcing the need for durable alternative materials in appropriate construction applications. **Urban Reblok'd is building capacity to turn difficult plastic waste streams into usable material inputs and construction products.**

The Solution

Urban Reblok'd turns plastic no one wants into products everyone needs. The company accepts all plastic types (#1–#7) — contaminated, unsorted, mixed, including e-waste and agricultural film — material that traditional recyclers and virgin material producers cannot or will not process. Its

> proprietary manufacturing system, built on formerly patented technology, converts that feedstock into pelletized inputs and durable building materials without chemicals or emissions, using a process intended to avoid the permitting burden associated with certain alternative recycling approaches.

Because raw material arrives at negative cost (the company is paid to take it) and processing requires no permits, Urban Reblok'd is vertically integrated end-to-end: collection, processing, manufacturing, and sales all sit inside one business. That structure is the source of its three-times-per-ton economics:

1. **Tipping fees** — $60 per ton collected at intake, before a single pound is processed (currently in place).

2. **Plastic credits and offsets** — high-margin revenue generated from plastic diverted from landfill (currently in place).

3. **Recycled pellets and building materials** — sold at premium margins to manufacturers and construction companies, with a target throughput of 15,000–25,000 tons per month at scale.



The company is moving from a recycling platform to a materials company: it **sources** hard-to-recycle plastics through municipal and commercial intake with proven recurring demand; **converts** that feedstock via proprietary processing into pelletized material and finished products (blocks, beams, pavers, railroad ties); and **sells** into builders, contractors, industrial buyers such as Trex, and brands purchasing plastic credits.

The Opportunity

Urban Reblok’d operates in a global recycled-plastics market projected to approach $200B over the long term[1]. The Company identifies an approximately $20B North American recycled-plastics market opportunity[2] and estimates a $500M–$1B potential serviceable obtainable market[3] based on its planned hub capacity, pricing, revenue streams, and replication model. This management estimate represents less than 1% of the broader global market context.



We Turn Plastic No One Wants
Into Products Everyone Needs
100+ customers, tipping fees collected, resale of intake
Exclusive position that all plastic types accepted (#1-#7)
Today
With Your Investment
Launch the first Southwest Virginia manufacturing hub
Increase intake of hard-to-recycle plastics
Activate pellet and durable-building-material production
Establish the operating model for future hub replication
Urban Reblok’d President and Co-Founder, Joseph Brozovsky, with sample cinder block

Why Now

- No scaled competitor is processing all plastic types into building materials today.

- Environmental, Social, and Governance (ESG) mandates and regulatory pressure are accelerating demand for closed-loop plastic solutions.

- New public funding and Extended Producer Responsibility (EPR) mandates favor closed-loop approaches like Urban Reblok'd's.

- Demand for recycled content, and pressure to hit corporate recycling targets, is rising.

Competitive Position
Urban Reblok'd is positioned against three categories of alternative: other upcyclers, traditional recyclers, and virgin material producers. Unlike those groups, Urban Reblok'd accepts all plastic types (#1–#7), runs a chemical-free process, is fully vertically integrated, produces finished building materials (rather than only sorted feedstock), collects tipping fees at intake, and requires no permits to operate. Management believes this combination — cost structure, feedstock flexibility, and finished-goods output — is not currently replicated by any competitor.

Traction to Date

- **2022–2023 (Foundation):** Business planning, initial collection model, and organizational groundwork established.

- **2024 (Validation):** 100+ customers on board; research partnership with the University of North Dakota validating the technology; building materials machine prototype developed (delivery projected Q4 2026); committed future feedstock supply agreements secured; operations launched, current facility secured, and collection model built out.

- **2025 (Execution):** $400K ARR; a 250 tons/month feedstock client secured; Southwest Virginia hub site selection and capital stack strategy underway.

- **2026 (Pilot Production):** Urban Reblok'd has obtained its University of North Dakota prototype blocker system and is preparing it for pilot production. Management projects approximately $500K in 2026 revenue, representing more than 20% growth over 2025.

Management's framing: one hub proves the model — every hub after that is replication and incremental revenue. The plan is to raise $1.2M to complete the initial buildout and deploy starter equipment, bring the first hub online and scale production (supported by larger/senior equipment financing), and then replicate the hub model to increase throughput and expand revenue and strategic value. Management's targeted path to liquidity is a strategic acquisition or private equity recapitalization.

Financial Targets

Projections below are based on a single hub operating at full capacity; Year 1 reflects the first full year post-facility completion and ramp. Multi-hub expansion represents additional upside not reflected in these figures.

Conservative Projections. Exceptional Returns.

	Year 1*	Year 2	Year 3	Year 4	Year 5
Revenue	$6M	$14M	$25M	$37M	$50M
EBITDA	$.9M	$2.8M	$6.2M	$9.6M	$15M
EBITDA Margin	15%	20%	25%	26%	30%

*Year 1 = first full year post-facility completion and ramp; projections based on a single hub at full capacity. Multi-hub expansion represents significant additional upside.

KEY HIGHLIGHTS

- *Existing operations revenue: ~$400K (2025), ~$500K projected (2026)*
- *Existing operations: currently cash-flow positive*
- *Phase 1 target: cash-flow self-sufficiency after Year 1*

Please note — these exhibits are based on a sample pro forma from the Company (not produced by Vicinity) based on Company targets, and are not a guarantee of results or returns. In the event of company failure, there is a chance investors lose their money.

Investment Summary

Urban Reblok'd Convertible Note Round

Type: Convertible Note

Valuation Cap: $10M

Maturity: 3 years

Interest Rate: 8%

Discount Rate: 20%

Bonus Shares
The Company will provide certain bonus allocations to eligible investors at the time of

their investment. Bonus allocations are awarded in the form of additional equity securities (the “Bonus Shares”) that will be issuable upon the conversion of the Convertible Notes. Bonus Shares will be rounded up to the nearest whole share and do not represent additional capital contributions. In the event the note is redeemed in cash or otherwise

Membership-Based Bonus Shares

- VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus upon conversion. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor’s Notes will convert into 1,100 shares for the same initial investment.

- Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus upon conversion. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable. Example: if the Securities would otherwise convert into 1,000 shares, the investor’s Notes will

convert into 1,050 shares for the same initial investment.

Investment Size Bonus

- All investments of **$25,000 or greater will receive a 5% bonus** issuance upon conversion of the notes. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 105% of the amount otherwise issuable.

- All investments of **$100,000 or greater will receive a 10% bonus** issuance upon conversion of the notes. This means that when the Convertible Notes convert, their Notes will convert into a total number of shares equal to 110% of the amount otherwise issuable.

Convertible Note Explainer:
A convertible note is a type of investment that starts as a loan and later converts into equity when the company raises a future priced round. Instead of receiving shares right away, investors earn interest (in this case, 8% annually) and are rewarded with a discount (20%) on the future share price when the note converts. The valuation cap of $10 million sets the maximum company value at which the note will convert, ensuring early investors receive a favorable ownership percentage if the company grows quickly.

Our People



Joseph Brozovsky, Co-founder & President

Joseph is a serial entrepreneur with prior experience in e-commerce, insurance, and waste management. He has spent 5+ years building solutions for low-value plastics and is a leading voice in e-waste and the circular economy. He leads Urban Reblok'd's strategic direction and go-to-market.



John Brozovsky, Co-Founder & CFO

John brings over 30 years of experience as a Professor of Accounting at Virginia Tech and Cal State. He is a FASB consultant and a national award recipient in accounting and business, and oversees Urban Reblok'd's financial strategy and reporting.



Barry Toser, Advisor

Barry has scaled companies from single-digit revenue to $100M+ with successful exits, serving as CEO, CRO, and CMO in an NYSE-listed turnaround and as an Inc. 5000 co-founder. He advises Urban Reblok'd on growth and scaling strategy.



Helene Huang, Advanced Manufacturing Advisor

Helene Huang is an advisor for software startups, research and development, and product. She has been a research expert and product lead for multiple early-stage ventures.

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be

platform.

- A person's indication of interest involves no obligation or commitment of any kind.

through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinityventures.co.

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